September 14, 2016

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Saban Capital Acquisition Corp.
Amendment No. 1 to
Registration Statement on Form S-1
Filed September 8, 2016
File No. 333-213259

Dear Ms. Hayes:

On behalf of Saban Capital Acquisition Corp. (the “Company”, “we” or “us”), in connection with the proposed initial public offering of the Company’s securities, we have filed today Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”) in response to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated September 12, 2016, concerning Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on September 8, 2016 (the “Registration Statement”).

The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates. For the convenience of the Staff, we also have sent to you paper copies of this letter and copies of the Amended Registration Statement marked to show changes from the Registration Statement.

U.S. Securities and Exchange Commission

September 14, 2016

Exhibit 5.1

1.	We refer to the assumption 2.6, which counsel has added to the legal opinion. The opinion that you file to satisfy your obligations pursuant to Regulation S-K Item 601(b)(5) should not assume a conclusion of law which is a necessary requirement of the ultimate legality opinion. Also, counsel should not assume any of the material facts underlying the opinion or any readily ascertainable facts. Accordingly, please explain why the assumption concerning the adoption and status of the corporate charter prior to effectiveness is necessary and appropriate to the opinion. Alternatively, please file a revised opinion without assumption 2.6 and with revisions to item 1.1 on page 1 which references a draft charter.

Exhibit 5.1 has been revised to remove assumption 2.6 and to reference our current charter rather than a draft charter in item 1.1 on page 1.

Exhibit 5.2

2.	We note your response to prior comment 3 and counsel’s revision to qualification (c). Based on your response, it appears that the enforceability of the warrant agreement against the warrant agent is a conclusion of law that is a necessary requirement of the ultimate legality opinion that the warrants will constitute valid and binding obligations of the company. Also, your response concerning qualification (d) indicates that the enforceability of the choice of law and choice of forum provisions in New York State is based on specific monetary thresholds and as such it is unclear why these assumptions are necessary or appropriate to counsel’s opinion. Please advise or have counsel file a revised opinion.

Exhibit 5.2 has been revised to remove the language that the warrant agreement is enforceable against the warrant agent and, consistent with Staff Legal Bulletin No. 19, qualification (c) has been revised to assume the warrant agent has the power, corporate or other, to enter into and perform all obligations under the warrant agreement and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by warrant agent of the warrant agreement and that the warrant agreement constitutes the valid and binding obligation of the warrant agent. We note that footnote 28 of Staff Legal Bulletin No. 19 recognizes, in the case of an indenture and the enforceability of the notes issued thereunder, it is customary to make an assumption with regard to the trustee’s authorization, execution and delivery of the indenture).

With respect to qualification (d), U.S. counsel advises that its reliance on Sections 5-1401 and 5-1402 and the related principles of comity and constitutionality are appropriate because (1) the Company has limited contact with the State of New York and (2) the agreements governing the units and warrants expressly provide that the laws of the State of New York would govern the terms thereof and/or that the State of New York is the exclusive jurisdiction for any claims or actions. Section 5-1401 provides that the choice of the law of the State of New York is enforceable whether or not the undertaking bears a reasonable relationship to the State of New York. Section 5-1402 is applicable only to a proceeding which arises out of or relates to any contract, agreement or undertaking for which a choice of New York law has been made pursuant to Section 5-1401. Nonetheless, a court located in a jurisdiction outside of New York may elect not to enforce the choice of New York law and New York forum and, therefore, U.S. counsel has advised us that such qualification is appropriate in order to make clear that enforceability of the applicable statutes in the state of New York may be so limited. Based on the foregoing, U.S. counsel has revised the qualification accordingly.

Further, U.S. counsel has advised us that qualifications (c) and (d) are customary and are consistent with opinion practice and do not detract from the opinions stated therein.

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U.S. Securities and Exchange Commission

September 14, 2016

Please contact me at (213) 687-5527 should you require further information.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko

cc:	Saban Capital Acquisition Corp.
Adam Chesnoff

cc:	Freshfields Bruckhaus Deringer US LLP
Paul Tropp